Exhibit 99.2
China Yuchai International Limited Announces Updated Sales Performance
Singapore, Singapore — December 4, 2007 — China Yuchai International Limited (NYSE: CYD; “China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, announced today it has sold 315,000 diesel engines from January to October in 2007, representing a 33.8 percent increase over the same period of 2006. Total unit sales in the ten months ended October 31, 2007 exceeded the Company’s expectations. In 2006, Yuchai sold approximately 284,000 diesel engines.
After major urban transportation contract wins with Beijing and Shanghai bus network, China Yuchai’s National 3 Model continues to penetrate the Chinese bus OEM market and posted a strong 172% year-on-year unit sales growth in the first ten months of 2007.
China’s automotive industry continues to experience robust growth in 2007 as it has become the second largest in the world with a relatively smaller percentage of auto ownership (2%) compared with Europe and North America, and a fast-growing infrastructure build-out. According to the China Association of Automobile Manufacturers, in the first nine months of 2007, China produced a total of 1.1 million trucks, 175,990 buses, 354,236 truck chassis, and 136,477 semi-trailers reflecting a solid 21%, 19%, 37% and 121% year-over-year growth, respectively. The trend of using diesel engines has expanded to more than 80% of the engines in new commercial vehicles produced in China. Within the Chinese diesel-powered truck market, the 2007 first nine months production was 70,347 heavy trucks, 97,505 medium trucks, 681,917 light trucks, 47,213 mini trucks, and 326,892 truck chassis, reflecting 82%, 4%, 22%, 19% and 38% year-over-year growth, respectively. For the bus market, the production for the first nine months was 21,058 large buses, 23,747 medium buses, and 53,908 small buses, reflecting 48%, 34% and 14% year-over-year growth, respectively. As a result of the rapid down-stream market growth, according to China Association of Automobile Manufacturers, diesel engine producers in China enjoyed an average of 30% year-over-year growth in the first nine months of 2007.
About China Yuchai International Limited
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. With over 30 regional sales offices and 460 authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2006, Yuchai sold approximately 284,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward- looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and, condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:

Kevin Theiss / Dixon Chen The Global Consulting Group
Tel: Email:	+1-646-284-9409 ktheiss@hfgcg.com dchen@hfgcg.com